Filed Pursuant to Rule 433
File Numbers 333-110207
333-110207-01
333-110207-03
333-110207-04
333-110207-05
May 15, 2007
TEPPCO Partners, L.P.
7.000% Fixed/Floating Rate Junior Subordinated Notes due 2067

Issuer:	TEPPCO Partners, L.P.

Subsidiary Guarantors:	TE Products Pipeline Company, Limited Partnership; TCTM, L.P.; TEPPCO Midstream Companies, L.P.; and Val Verde Gas Gathering Company, L.P.

Principal Amount:	$300,000,000

Security Type:	Junior Subordinated Notes due 2067

Ratings (Moody’s / S&P):
Ba1 (Negative Outlook) / BB (Stable Outlook)

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

Minimum Denomination:	$1,000

Pricing Date:	May 15, 2007

Settlement Date:	May 18, 2007 (T + 3)

Maturity Date:	June 1, 2067

Treasury Benchmark:	T 4.500% due May 15, 2017

Benchmark Yield:	4.702%

Spread to Benchmark:	Plus 232 basis points (2.32%)

Yield to Maturity:	7.022%

Coupon:	7.000%

Interest during Fixed Rate Period:
From May 18, 2007 to June 1, 2017, at the annual rate of 7.000%, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Interest during Floating Rate Period:
From June 1, 2017 through maturity at a floating rate based on the 3-month LIBOR Rate plus 277.75 basis points, reset quarterly, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Underwriting Discount:	1.375%; $4,125,000 in the aggregate

Price to Public:	99.839%

Net Proceeds to Issuer After Deducting Underwriting Commissions and Estimated Expenses:	$295,267,000

Optional Redemption:
In whole or in part at any time on or after June 1, 2017, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest;

in whole or in part at any time prior to June 1, 2017, at a redemption price equal to the “Make-Whole Redemption Price”; or

in whole but not in part prior to June 1, 2017, after the occurrence of a Tax Event or Rating Agency Event at a redemption price equal to the “Special Event Make-Whole Redemption Price.”

The “Make-Whole Redemption Price” will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to June 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.50%.

The “Special Event Make-Whole Redemption Price” for the Notes if redeemed prior to June 1, 2017 in connection with a Rating Agency Event or Tax Event will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to June 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.50%.

CUSIP:	872384 AC6

ISIN:	US872384AC61

Joint Bookrunning Managers:	Wachovia Capital Markets, LLC J.P. Morgan Securities Inc. SunTrust Capital Markets, Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Greenwich Capital Markets, Inc.

Co-Managers:	BNY Capital Markets, Inc. KeyBanc Capital Markets, Inc. Wells Fargo Securities, LLC

Because certain affiliates of the underwriters are lenders under our multi-year revolving credit facility, this offering is being conducted in accordance with Rule 2710(h) of the NASD. That rule requires that the public offering price of the Notes can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. BNY Capital Markets, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.

************************
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at (866) 289-1262, J.P. Morgan Securities Inc. collect at (212) 834-4533 or SunTrust Capital Markets, Inc. toll-free at (800) 685-4786.